VEDDER PRICE P.C.

222 NORTH LASALLE STREET

CHICAGO, ILLINOIS 60601

312-609-7500

RENEE M. HARDT 312-609-7616	FAX: 312-609-5005
rhardt@vedderprice.com	CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
August 3, 2009
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
          Re:      EquiTrust Series Fund, Inc.; Form N-14
                     File No. 333-160001
Dear Mr. Greene:
          On behalf of EquiTrust Series Fund, Inc. (the “Registrant”), this letter is in response to the comments you provided during our telephone conference on July 21, 2009 regarding the Registrant’s registration statement on Form N-14 (the “Form N-14”) filing made on June 16, 2009. The Form N-14 relates to the issuance of Class I shares of the Money Market Portfolio (the “Portfolio”), a series of the Registrant, in connection with the reorganization of the EquiTrust Money Market Fund, Inc. (the “Fund”) with the Portfolio (the “Merger”). As noted during our telephone conference, the Form N-14 went automatically effective on July 16, 2009 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”). Also as noted during our telephone conference, on July 17, 2009, the Registrant filed the definitive Prospectus/Proxy Statement and Statement of Additional Information pursuant to Rule 497(c) under the 1933 Act and the Fund has printed and mailed copies of the Prospectus/Proxy Statement to its shareholders.
          1. Comment: You asked whether the Fund’s current prospectus had been “stickered” to describe the proposed merger.
          Response: On June 4, 2009, the Fund filed a supplement to its prospectus pursuant to Rule 497(e) under the 1933 Act describing the proposed merger.
          2. Comment: You asked whether the Fund would need to file a Form N-8F to deregister as an investment company after the merger.
          Response: The Fund will file a Form N-8F after the merger.

Mr. Larry Greene
August 3, 2009

          3. Comment: Provide an analysis of why the Portfolio should be considered the surviving fund in accordance with the criteria set forth in North American Security Trust (pub. avail. Aug. 5, 1994).
          Response: Attached hereto as Appendix A is the requested analysis, which concludes that the Portfolio should be considered the surviving fund after the completion of the proposed merger.
          4. Comment: With respect to the second Q and A, confirm that the same portfolio management team manages the Fund and the Portfolio.
          Response: The same portfolio management team manages the Fund and the Portfolio.
          5. Comment: You noted that, consistent with “plain English” requirements, the last paragraph in the Notice should not be in all caps.
          Response: Since the notice has already been printed and mailed to Fund shareholders, this change has not been made.
          6. Comment: Under Item 4, you referenced the Funds’ 95% and 100% investment policies and noted that the SEC has recently proposed amendments to Rule 2a-7 which may affect such policies if such amendments are adopted.
          Response: No change has been made since the Prospectus/Proxy Statement has been printed and mailed to Fund shareholders. Moreover, Registrant notes that, if the amendments are adopted as proposed, they would only affect the 5% of the Portfolio’s portfolio that could be invested in “second tier” securities. Registrant would change its investment policies and related disclosure to the extent necessary after such amendments are adopted.
          7. a. Comment: Label the last column in the Portfolio Composition table as “Pro Forma Combined.”
          Response: Since the Prospectus/Proxy Statement has been printed and mailed to Fund shareholders, this change has not been made. Moreover, the Registrant notes that the paragraph preceding the table states that the last column refers to the Portfolio on a pro forma combined basis, assuming consummation of the proposed merger.
          b. Comment: You noted that ordinarily the SEC staff does not permit tables to be included in a Form N-14 before the fee table.
          Response: No change has been made since the Prospectus/Proxy Statement has been printed and mailed to Fund shareholders. Moreover, the Registrant notes that it has seen similar

Mr. Larry Greene
August 3, 2009

charts in similar placement in other fund N-14 filings and was not aware of the SEC staff’s views on this topic.
          8. a. Comment: You noted that various pro forma data included in the Form N-14 is as of January 31, 2009 but that the fee tables are as of July 31, 2008 and questioned whether the fee tables should be updated.
          Response: Form N-14, Item 3(a) requires that the fee information be shown using the format prescribed in Form N-1A, Item 3. Instruction 3(d) to Item 3 of Form N-1A requires that expenses be based on a fund’s most recent fiscal year. Since the most recently completed fiscal year of each of the Fund and the Portfolio is July 31, 2008, the Registrant believes the fee tables are in compliance with the requirements of Form N-14 and N-1A; accordingly, no change has been made.
          b. Comment: You asked whether the Fund and the Portfolio have Rule 12b-1 Plans, and if not, questioned whether the 12b-1 Fees column should read “N/A” rather than “None.”
          Response: The Fund and the Portfolio’s Class I shares do not have Rule 12b-1 plans. The use of “None” in the column is consistent with the current prospectuses of the Fund and the Portfolio’s Class I shares; accordingly, no change has been made.
          9. Comment: You asked if there are any differences in services provided to shareholders of the Fund and holders of Class I shares of the Portfolio.
          Response: There are no differences in shareholder services.
          10. Comment: You noted that the first paragraph, second sentence, under Item 8, should read “Shares of the Fund” rather than “Shares of the Funds.”
          Response: This is a typographical error. Since the Prospectus/Proxy Statement has been printed and mailed to Fund shareholders, this change has not been made.
          11. Comment: You asked whether the Fund would need to sell any portfolio securities as a result of the proposed merger.
          Response: The Fund will not need to sell any portfolio securities in connection with the merger.
          12. Comment: You noted that, in the capitalization table, for the Portfolio, there is a “$” in front of shares outstanding.

Mr. Larry Greene
August 3, 2009

          Response: This is a typographical error. Since the Prospectus/Proxy Statement has been printed and mailed to Fund shareholders, this change has not been made.
          13. Comment: You asked how broker non-votes and abstentions would be voted on a motion to adjourn.
          Response: Broker non-votes and abstentions would not be considered on a motion to adjourn. Since the Prospectus/Proxy Statement has been printed and mailed to Fund shareholders, no change has been made in response to this comment.
          14. Comment: Provide a Tandy letter.
          Response: A Tandy letter has been provided.
*      *       *
          Please call me at (312) 609-7616 if you have any questions.
Very truly yours,
/s/Renee M. Hardt
Renee M. Hardt
RMH/ser

Appendix A
SURVIVING FUND ANALYSIS
EquiTrust Investment Management Services, Inc. (the “Adviser”), the Portfolio and the Fund (collectively with the Portfolio, the “Funds”) believe that the Portfolio is the appropriate survivor of the merger of the Funds for the reasons discussed below.
In North American Security Trust (pub. avail. Aug. 5, 1994), the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisers; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below with respect to the proposed merger of the Fund into the Portfolio.

Investment Advisers; Continuity of Management	The Funds are overseen by the same Board. The Adviser is the investment adviser for the Funds and will continue to be the investment adviser for the surviving fund. The portfolio management team that currently manages the Funds will be solely responsible for the management of the surviving fund in the same manner in which it is currently managing the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar, though the Portfolio has lower overall expenses than the Fund. The expense structure of the surviving fund will be that of the Portfolio. The expense ratio for the surviving fund is expected to be lower than the current expense ratio for the Fund. Accordingly, the Adviser believes that, from an expense standpoint, the Portfolio is the appropriate accounting survivor.

Investment Objective, Policies and Restrictions	The Funds have the same investment objectives, policies and restrictions.

Portfolio Composition	The Fund does not intend to reposition its portfolio prior to the merger. However, after the merger is completed, the portfolio management team of the Portfolio may, in its discretion, sell securities acquired from the Fund without limitation. Accordingly, the Adviser believes that the Portfolio’s current portfolio is more representative of what the portfolio of the surviving fund will be over time.

Asset Size	As of January 31, 2009, the Portfolio had approximately $2.9 million in assets and the Fund had approximately $15.7 million in assets.
In terms of the structure of the transaction, the Fund will contribute all of its assets and liabilities to the Portfolio in exchange for Class I shares of the Portfolio. The Fund will liquidate following the distribution of the Portfolio shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result.
Specifically, of the five NAST Factors, two clearly indicate that the surviving fund will more closely resemble the Portfolio – expense structure and portfolio composition. The factor of asset size indicates that the surviving fund may more closely resemble the Portfolio, but this factor is not determinative and is the only factor that supports this analysis.
In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Portfolio, and the Portfolio is therefore the appropriate survivor of the merger.